

January 8, 2024

Michael M. Mettee
Chief Financial Officer
FB Financial Corporation
1221 Broadway, Suite 1300
Nashville, TN 37203

>   **Re: FB Financial Corporation**
>   **Form 8-K Filed October 16, 2023**
>   **Response dated January 2, 2024**
>   **File No. 001-37875**

Dear Michael M. Mettee:

We have reviewed your January 2, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 15, 2023 letter.

Form 8-K Filed October 16, 2023

Exhibit 99.2
Non-GAAP Reconciliations, page 17

1.   We note your response to prior comment 2. Your presentations of adjusted tangible common equity and adjusted tangible book value per share, both of which exclude the impact of accumulated other comprehensive loss, net, represent individually tailored accounting measures given that the adjustment to exclude accumulated other comprehensive loss, net has the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. Therefore, please remove the presentation of these non-GAAP measures from your future filings. Refer to Question 100.04 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of Regulation G.

Please contact Katharine Garrett at 202-551-2332 or John Spitz at 202-551-3484 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Finance